

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 14, 2020

Michael Bristow, M.D.
President
ARCA biopharma, Inc.
11080 Circle Point Road, Suite 140
Westminster, CO 80020

> **Re: ARCA biopharma, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 7, 2020**
> **File No. 333-238067**

Dear Dr. Bristow:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Paul Fischer at 202-551-3415 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brent Fassett, Esq.